Mail Stop 3561

May 18, 2007

Via Fax & U.S. Mail

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
152 West 57th Street
New York, New York 10019

     Re: IAC/INTERACTIVECORP
           Form 10-K for the year ended December 31, 2006
           Filed March 1, 2007
           File No. 000-20570

Dear Mr. McInerney:

     We have reviewed your response letter dated May 3, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

<u>- Revenue Recognition, page 77</u>

1. We note from your response to our prior comment 7 that domestic electronic retailing transactions do not contain explicit language pertaining to shipping terms associated with the sale. Please clarify for us how you have determined that title passes to the customer at the time of shipment for these domestic electronic retailing transactions. Also, please tell us if there are any further performance obligations to the customer that remain after shipment, specifically for these domestic electronic retailing products.

<u>Note 4. Adoption of SFAS No.123R and Stock-Based Compensation, page 89</u>

2. We note from your response to our prior comment 11 that the $67 million charge was related to the modification of <u>vested</u> options in conjunction with the Spin-off. In light of the fact that it appears from your response that modifications were made to unvested as well as vested options, and restricted stock units, please tell us how you analyzed the unvested options and restricted stock units in determining the amount of the $67 million modification charge or any future operating charges required as the unvested options become vested.

<u>Other</u>

3. As previously requested, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant